UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 6, 2024, JX Luxventure Limited (the “Company”) announced our unaudited financial results for 6 months ended on June 30, 2024. The Company’s unaudited interim condensed financial statements for the six months ended June 30, 2024 and 2023 are set forth below. On December 6, 2024, the Company issued a press release of the 6 months report furnished herewith as Exhibit 99.1.

	As of
	June 30, 2024 USD	December 31, 2023 USD
Non-current assets
Property, plant and equipment-net	2,455,557	2,425,537
Intangible assets	18,600,374	-
	21,055,931	2,425,537
Current assets
Trade receivables	1,013,374	402,820
Other receivables and prepayments	2,990,670	18,682,733
Cash and cash equivalents	877,051	407,311
	4,881,095	19,492,864
Total assets	25,937,026	21,918,401

Current liabilities
Short term bank loan	619,221	-
Trade and other payables	2,614,195	2,235,988
Due to related parties	4,632,754	3,330,518
Advance from customer	343,119	1,197,200
	8,209,289	6,763,706
Total liabilities	8,209,289	6,763,706

Equity
Share capital	606	606
Series A equity interest with preferential rights	1,240,000	1,240,000
Series C equity interest with preferential rights	1,500,000	1,500,000
Series D equity interest with preferential rights	3,120,000	3,120,000
Share premium	77,965,011	77,965,011
Other reserve	6,269,108	6,269,108
Statutory surplus reserve	-	-
Accumulated deficit	(71,511,120)	(74,407,738)
Foreign currency translation reserve	(855,868)	(532,292)
	17,727,737	15,154,695
Total liabilities and equity	25,937,026	21,918,401

	For the six months ended
	June 30, 2024 USD	June 30, 2023 USD

Revenue	28,183,431	21,533,147
Cost of sales	(23,831,263)	(18,294,344)
Gross profit	4,352,168	3,238,803

Other income	87,626	489
Other gain/(losses)	(504)	53,813
Distribution and selling expenses	(1,084)	(60,271)
Administrative expenses	(1,539,455)	(843,434)
Profit from operations	2,898,751	2,389,400

Finance costs	(2,133)	-

Profit before tax	2,896,618	2,389,400

Income tax expense	-	-

Profit for the period	2,896,618	2,389,400

Other comprehensive loss
- currency translation differences	(538,553)	(493,962)
Total comprehensive income for the period	2,358,065	1,895,438

Profit per share of common stock attributable to the Company
- Basic	0.48	0.39
- Diluted	0.45	0.38
Weighted average shares outstanding:
- Basic	6,063,192	6,063,283
- Diluted	6,366,192	6,366,283

	For the six months ended
	June 30, 2024 USD	June 30, 2023 USD
OPERATING ACTIVITIES
Profit for the period	2,896,618	2,389,400
Adjustments for:
Finance cost	2,133	-
Interest income	(348)	(31)
Depreciation of property, plant and equipment & investment property	735	146,725
Amortization of intangible assets	511,495	-
Bad debt provision/ (reversal) of trade receivables	-	(15,153)
Operating cash flows before movements in working capital	3,410,633	2,520,941

Increase in trade and other receivables	9,018,078	(839,770)
Increase in inventories	-	(5,324,478)
Increase in deferred tax assets	-	(47,538)
Decrease in trade and other payables	(1,959,507)	72,266
Decrease in income tax payable	(3,038)	-
CASH FROM/(USED IN) OPERATING ACTIVITIES	10,466,166	(3,618,580)
NET CASH FROM/(USED IN) OPERATING ACTIVITIES	10,466,166	(3,618,580)

INVESTING ACTIVITIES
Interest received	348	31
Proceeds on disposal of subsidiaries	-	3,000,000
Purchase of property, plant and equipment	(87,215)	-
Purchase of intangible assets	(11,822,592)	-
NET CASH (USED IN)/FROM INVESTING ACTIVITIES	(11,909,459)	3,000,031

FINANCING ACTIVITIES
Proceeds on new bank loans	623,701	-
Interest paid	(2,133)	-
Advance from related party	1,332,034	532,600
NET CASH FROM FINANCING ACTIVITIES	1,953,602	532,600

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	510,309	(85,949)
Effects of foreign currency translation	(40,569)	(2,196)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	407,311	520,916
CASH AND CASH EQUIVALENTS AT END OF PERIOD	877,051	432,770

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2024	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer